JOINT PRESS RELEASE

Alexco Resource Corp. and First Nation of the Na-Cho Nyak Dun
Conclude Negotiation Agreement

September 25, 2007: Alexco Resource Corp. (“Alexco”) (TSX: AXR) (AMEX: AXU) and the First Nation of the Na-Cho Nyak Dun (the “FNNND”) are pleased to announce that they have entered into a Negotiation Agreement relating to the activities of Alexco’s subsidiary, Elsa Reclamation and Development Corp. (“ERDC”) on and around the former United Keno Hill Mine property. The Negotiation Agreement provides for the negotiation and settlement of two further agreements between ERDC and the FNNND. The first of these is an Impact Benefit Agreement concerning the care and maintenance and exploration activities currently undertaken by ERDC. The second is a Mining Impact Benefit Agreement to be concluded if ERDC determines as a result of its exploration activities that any portion of this large property should be developed into a mine operation. Under the Negotiation Agreement, ERDC will provide funding to the FNNND to be applied to negotiation expenses.

The Negotiation Agreement provides for collaboration by ERDC and the FNNND as well as support in principle by the FNNND in relation to current activities at the property. It contemplates that ERDC and the FNNND will work collaboratively in good faith with one another in order to facilitate and ensure the meaningful participation of the FNNND in regulatory processes concerning the Keno Hill Project.

"We are pleased to have so quickly concluded an agreement with the FNNND that provides for future agreements that will ensure the meaningful involvement of the FNNND in all aspects of the Keno Hill Project. We are, both in our current operations and in our planning for future operations, committed to the remediation and maintenance of the environmental quality in the FNNND traditional territory, and the inclusion of and provision for FNNND interests.” said Clynton Nauman, President and CEO of Alexco.

“We are very pleased to have a Negotiation Agreement in place with ERDC and look forward to working with them toward the development of an Impact Benefit Agreement and a possible Mining Impact Benefit Agreement” said Chief Simon Mervyn, Chief of the FNNND. “We expect that this Negotiation Agreement will continue to foster mutual understanding, support and respect between the FNNND and ERDC” Chief Mervyn added.

For further information contact:

Clynt Nauman, President & CEO	Chief Simon Mervyn
Alexco Resource Corp.	First Nation of the Na-Cho Nyak Dun
(604) 633-4888	(867) 996-2265
website: www.alexcoresource.com